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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    SCHEDULE

                                       TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                INTERLOGIX, INC.

                       (Name of Subject Company (issuer))

                            GENERAL ELECTRIC COMPANY
                           MARGARET ACQUISITION, INC.

                       (Name of Filing Persons (offeror))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)

                         (Title of Class of Securities)

                                   458763109

                     (CUSIP Number of Class of Securities)

                            ROBERT E. HEALING, ESQ.
                              3135 EASTON TURNPIKE
                       FAIRFIELD, CONNECTICUT 06431-0001
                                 (203) 373-2211

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                           --------------------------

                                   COPIES TO:

                            STEVEN R. SHOEMATE, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                    200 PARK AVENUE NEW YORK, NY 10166-0193
                                 (212) 351-4000
                           --------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE
                  $872,166,922.92                                                  $174,433.38

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Interlogix, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Common Stock issued pursuant to the Rights Agreement dated as of November 27, 1996 between Interlogix, Inc. and Wells Fargo Bank Minnesota, N.A. (together with the Common Stock, the "Common Shares") at a price per Common Share of $38.86 per Share, comprised of
    (i) $19.43 in cash, and (ii) that number of shares of common stock, par value $0.06, of General Electric Company ("Parent") equal to the Exchange Ratio, as defined in the registration statement on Form S-4 (the "Prospectus") filed by Parent on December 28, 2001. As of November 30, 2001, based on the Company's representation of its capitalization in the Merger Agreement, there were (i) 19,569,072 Common Shares outstanding,
    (ii) approximately 2,732,111 options to purchase Common Shares, and
    (iii) 142,639 Shares reserved for issuance for future grants pursuant to Company stock plans that are expected to be outstanding prior to the Effective Time of the Merger (as defined in the Prospectus). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Common Stock proposed to be acquired.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid                 $98,410.75           Filing Party:                 General Electric Company
Form or Registration No.:              333-76066            Date Filed:                   December 28, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes to designate any transactions to which this statement relates:

/X/ third party tender offer                          / / going-private transaction
  subject to Rule 14d-1                                 subject to Rule 13e-3
/ / issuer tender offer                               / / amendment to Schedule 13D
  subject to Rule 13e-4                                 under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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
    This Tender Offer Statement on Schedule TO ("Statement") is filed by General Electric Company, a New York corporation ("Parent"), and Margaret
Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. This Statement relates to the third party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Interlogix, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase common stock of the Company (together with the Common Stock, the "Common Shares") at a price per Common Share of $38.86 per Share, consisting of
(i) $19.43, in cash, and (ii) that number of shares of common stock, par value $0.06, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined in the Prospectus dated December 28, 2001 (the "Prospectus")), net to the holder, without interest, upon the terms and subject to the conditions set forth in the Prospectus and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively.

ITEMS 1 THROUGH 11.

    As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Statement, except as otherwise set forth below.

ITEM 12.     EXHIBITS.

(a)(1)(i)    Registration Statement on Form S-4, File No. 333-      ,
             dated December 28, 2001.*
(a)(1)(ii)   Letter of Transmittal, dated December 28, 2001.*
(a)(1)(iii)  Notice of Guaranteed Delivery, December 28, 2001.*
(a)(2)       None.
(a)(3)       Not applicable.
(a)(4)       Not applicable.
(a)(5)(i)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees, dated December 28, 2001.*
(a)(5)(ii)   Letter to Clients, dated December 28, 2001.*
(a)(5)(iii)  Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.*
(a)(5)(iv)   Press release issued by Parent and the Company on December
             18, 2001.**
(a)(5)(v)    Summary advertisement as published in the Wall Street
             Journal on December 28, 2001.*
(a)(5)(vi)   Voting Agreement, dated December 17, 2001 by and among the
             Parent, Purchaser and the Company.*
(b)(i)       None.
(c)          Not applicable.
(d)(1)       Merger Agreement, dated December 17, 2001, by and among
             Parent, Purchaser and the Company.*
(e)          Not applicable.
(f)          Not applicable.
(g)          None.
(h)          None.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.

             Not Applicable.

------------------------

* Incorporated by reference from the registration statement on Form S-4 filed with the Securities and Exchange Commission by Parent on December 28, 2001,
    File No. 333-      .

** Incorporated by reference from Parent's Rule 425 filing made with the Securities and Exchange Commission on December 18, 2001.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       MARGARET ACQUISITION, INC.

                                                       By:  /s/ LLOYD G. TROTTER
                                                            -----------------------------------------
                                                            Name: Lloyd G. Trotter
                                                            Title: President

                                                       GENERAL ELECTRIC COMPANY

                                                       By:  /s/ ROBERT E. HEALING
                                                            -----------------------------------------
                                                            Name: Robert E. Healing
                                                            Title: Chief Legal Counsel and
                                                                 Attorney-in-Fact

Dated: December 28, 2001

                                 EXHIBIT INDEX

EXHIBIT
NUMBER       EXHIBIT DESCRIPTION
-------      -------------------
(a)(1)(i)    Registration Statement on Form S-4, File No. 333-      ,
             dated December 28, 2001.

(a)(1)(ii)   Letter of Transmittal, dated December 28, 2001.*

(a)(1)(iii)  Notice of Guaranteed Delivery, December 28, 2001.*

(a)(2)       None.

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(a)(5)(i)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees, dated December 28, 2001.*

(a)(5)(ii)   Letter to Clients, dated December 28, 2001.*

(a)(5)(iii)  Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.*

(a)(5)(iv)   Joint press release dated December 18, 2001.**

(a)(5)(v)    Summary advertisement as published in the Wall Street
             Journal on December 28, 2001.

(a)(5)(vi)   Voting Agreement, dated December 17, 2001 by and among
             Parent, Purchaser and the Company.*

(b)(i)       None.

(c)          Not applicable.

(d)(1)       Merger Agreement, dated December 17, 2001, by and among
             Parent, Purchaser and the Company.*

(e)          Not applicable.

(f)          Not applicable.

(g)          None.

(h)          None.

------------------------

* Incorporated by reference from the registration statement on Form S-4 filed with the Securities and Exchange Commission by Parent on December 28, 2001,
    File No. 333-      .

** Incorporated by reference from Parent's Rule 425 filing made with the Securities and Exchange Commission on December 18, 2001.